Exhibit 12.1

	Nine Months Ended September 30,	Year Ended December 31,
	2017	2016
	(in millions)
Combined Fixed Charges and Preference Dividends:

Interest expense, net of amounts capitalized	$92,497	$118,583
Capitalized interest	$4,493	$3,738
Estimated of interest expense within rental expense	$21,074	$28,133
Preference dividends	$6,768	$9,025
Total Combined Fixed Charges and Preference Dividends	$124,832	$159,479

Earnings as defined:

Pretax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(295,261)	$(183,163)
Fixed charges	$124,832	$159,479
Amortization of capitalized interest	$2,262	$2,591
Distributed income of equity investees	$—	$—
Share of pretax losses of equity investees for which charges arising from guarantees are included in fixed charges	$—	$—
Interest capitalized	$4,493	$3,738
Preference dividends of consolidated subsidiaries	$—	$—
Minority interest in pretax income of subsidiaries that have not incurred fixed charges	$(92,082)	$(32,010)
Total of Earnings	$(80,578)	$7,179

Ratio of Combined Fixed Charges and Preference Dividends to Earnings	(1.5)	22.2